# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Martin Marietta Materials Inc, CIK 0000916076
CUSIP: 573284106
Title of class of securities: Common stock, $0.01 par value per share
Address of issuer's principal executive offices: 4123 Parklake Ave, Raleigh, North Carolina (NC), 27612
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0002149734
Persons authorized to receive notices and communications: Frederic Meessen, Lhoist Group, Rue Charles Dubois 28, Limelette, Belgium (C9), BE-1342, 3210230711

## Reporting persons
- LNA Holding SRL (CIK 0002149734): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 10,953,543; sole dispositive power 0; shared dispositive power 10,953,543; aggregate amount beneficially owned 10,953,543 (15.4% of the class)
  Comment: Limited Liability Company
- Kalk en Dolomiet Maatschappij SA: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 10,953,543; sole dispositive power 0; shared dispositive power 10,953,543; aggregate amount beneficially owned 10,953,543 (15.4% of the class)
  Comment: Public Limited Liability Company
- Financiere de Gestions Internationales SCA: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 10,953,543; sole dispositive power 0; shared dispositive power 10,953,543; aggregate amount beneficially owned 10,953,543 (15.4% of the class)
  Comment: Partnership Limited by Shares
- GPI SA: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 10,953,543; sole dispositive power 0; shared dispositive power 10,953,543; aggregate amount beneficially owned 10,953,543 (15.4% of the class)
  Comment: Public Limited Liability Company

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value per share
Name of issuer: Martin Marietta Materials Inc
Address of issuer's principal executive offices: 4123 Parklake Ave, Raleigh, North Carolina (NC), 27612

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13D is filed on behalf of:

LNA Holding SRL ("LNH");
Kalk en Dolomiet Maatschappij SA ("KDL");
Financiere de Gestions Internationales SCA ("FGI"); and
GPI SA ("GPI")

GPI SA is managed by a board of directors comprised of Jean-Pierre Berghmans, Elisabeth van der Vaeren, Pascal Rakovsky and Rene Beltjens (collectively, the "Board Members"). The information called for by Item 2(b), (c) and (f) with respect to each of the Board Members is included in Appendix A hereto.
Residence or business address: The business address of LNH is Rue Charles Dubois 28, BE - 1342 Limelette, Belgium. The business address of each of the other Reporting Persons is Rue Robert Stumper 7, L-2557 Luxembourg.
Present principal occupation or employment: The principal business of LNH, KDL and FGI is acting as holding companies. The principal business of GPI is serving as the manager of FGI.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Board Members has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Board Members was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: LNH is organized under the laws of Belgium. The remaining Reporting Persons are organized under the laws of Luxembourg.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 21, 2026 (the "Closing Date"), pursuant to the Securities Sale Agreement (the "SSA"), dated June 27, 2026, by and between Martin Marietta Materials, Inc. (the "Issuer") and LNH, the Issuer acquired all of the outstanding equity interests in Lhoist North America, Inc. ("LNA"), a wholly-owned direct subsidiary of LNH (the "Transaction") in exchange for (i) $7 billion in cash, subject to certain adjustments set forth in the SSA (the "Consideration Cash"), and (ii) 10,953,543 of newly-issued shares(the "Consideration Shares") of Issuer common stock, par value $0.01 per share (the "Common Stock").

The foregoing description of the SSA is not complete and is qualified in its entirety by the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Shareholders Agreement

On the Closing Date, the Issuer, LNH and, solely for purposes of the standstill provisions set forth therein, FGI, entered into a shareholders' agreement (the "Shareholders Agreement"). Under the Shareholders Agreement, LNH and its affiliates are subject to a lock-up period with respect to the Consideration Shares, with 50% of such shares released from the lock-up on the 12-month anniversary of the Closing Date and the remaining 50% of such shares released from the lock-up on the 24-month anniversary of the Closing. The Shareholders Agreement further provides that the Board of Directors of the Issuer (the "Board") will take such actions as are necessary to increase the size of the Board by one director, and LNH will have the right to designate one director to the Board and to designate one non-voting Board observer. These designation rights are subject to graduated reduction and termination based on LNH's beneficial ownership of Common Stock: LNH may designate one director and one observer for so long as it beneficially owns at least 7,102,033 shares of Common Stock; this right is reduced to one director if such ownership falls below 7,102,033 shares of Common Stock but remains at or above 5,326,525 shares of Common Stock; and all designation and observer rights terminate if such ownership falls below 5,326,525 shares of Common Stock. Furthermore, subject to certain exceptions, in the event LNH and its affiliates fail to vote all shares of Common Stock beneficially owned by them in accordance with the recommendation of the Board (subject to certain exceptions) and in favor of persons nominated and recommended to serve as directors by the Board, all of LNH's designation rights will terminate.

In addition, FGI and LNH and their affiliates have agreed to be subject to a customary standstill obligation, including a restriction on acquiring shares in excess of 12,783,660 shares of Common Stock, which will be effective until the earlier of (a) 15 months after the date on which both (i) no LNH designee sits on the Board and (ii) LNH has irrevocably waived or no longer has any right to designate a director or observer and (b) the date on which LNH holds fewer than 5,326,525 shares of Common Stock.

Registration Rights Agreement

On the Closing Date, the Issuer and LNH entered into a customary registration rights agreement (the "Registration Rights Agreement") in respect of the Consideration Shares. The Registration Rights Agreement provides for certain shelf, demand and piggyback registration rights for LNH, subject to minimum offering sizes in certain cases, customary underwriter cutbacks, Issuer blackout/suspension rights, and mutual indemnification rights and other customary requirements and conditions.

The foregoing descriptions of the Shareholders Agreement and Registration Rights Agreement are not complete and are qualified in their entirety by the full text of such agreements, each of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Transaction, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the provisions of the Shareholders Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and/or their designees to the Issuer's Board may engage in discussions with management, the Issuer's Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of the Class A Common Stock as of the date hereof, based on 71,020,331 shares of Common Stock outstanding on the Closing Date.

LNH is the record holder of 10,953,543 shares of Common Stock, representing approximately 15.4% of the outstanding Common Stock. LNH is a wholly owned subsidiary of KDL, which is a direct and indirect subsidiary of FGI. GPI is the statutory manager of FGI. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the Common Stock held directly by LNH. Each of the Board Members disclaims beneficial ownership of the Common Stock beneficially owned by FGI.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 10,953,543

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 10,953,543
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Items 3 and 4 herein, during the past 60 days, none of the Reporting Persons or Board Members has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Board Members has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning call options, put options, security-based swaps or any other derivative securities, the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Securities Sale Agreement, dated as of June 27, 2026, between Martin Marietta Materials, Inc., a North Carolina corporation, and LNA Holding SRL, a societe a responsabilite limitee organized under the laws of Belgium (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on June 29, 2026).

Exhibit 99.3: Shareholders Agreement, dated as of August 21, 2026, among Martin Marietta Materials, Inc., a North Carolina corporation, and LNA Holding SRL, a societe a responsabilite limitee organized under the laws of Belgium, and, solely for the purposes of Section 5 therein, Financiere de Gestions Internationales, a societe en commandite par actions organized under the laws of Luxembourg (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 24, 2026).

Exhibit 99.4: Registration Rights Agreement, dated as of August 21, 2026, by and between Martin Marietta Materials, Inc., a North Carolina corporation, and LNA Holding SRL, a societe a responsabilite limitee organized under the laws of Belgium (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on August 24, 2026).

## Signatures
- LNA Holding SRL: /s/ Frederic Meessen, Proxy Holder (08/24/2026)
- Kalk en Dolomiet Maatschappij SA: /s/ Philippe Vauthier, Managing-Director (08/24/2026)
- Financiere de Gestions Internationales SCA: /s/ Philippe Vauthier, Delegate to the Daily Management (08/24/2026)
- GPI SA: /s/ Philippe Vauthier, Delegate to the Daily Management (08/24/2026)